FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of April 2012.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec to Acquire Ansaldo Sistemi Industriali S.p.A., Italy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2012
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on April 12, 2012, in Kyoto, Japan

Nidec to Acquire Ansaldo Sistemi Industriali S.p.A., Italy

Nidec Corporation (NYSE: NJ, the “Company”) today announced that it has agreed to acquire all of the shares in Ansaldo Sistemi Industriali S.p.A., an Italian company (“ASI”), from HVEASI Holding, B.V. (Netherlands), a privately owned company affiliated with Patriarch Partners, LLC (“Patriarch”) (the “Transaction”), and that the Company and HVEASI Holding, B.V. (Netherlands) have entered into a share purchase agreement on April 11, 2012.

1.

Purpose of the Transaction

Under its “Vision 2015” medium-term management targets, the Company has sought to expand the home appliance and industrial motor business as one of its pillar businesses not only through organic growth but also by actively pursuing opportunities to acquire companies in the industry.

In line with this strategy, the Company acquired Nidec Motor Corporation (formerly, Motors & Controls Business of Emerson Electric Co. (US), “NMC”) in September 2010 to strengthen its industrial motor business in North and South America.

NMC has a presence in the North and South American industrial motor markets, where it offers, as its main products, low to medium power range motors (up to 3,730kW).

Headquartered in Milan with three other principal facilities in Italy, ASI is a long-established company in the industrial motor industry in Europe with nearly 160 years of history.  ASI has a strong sales platform in Europe and significant sales track records in China, India, Russia and the Middle East.  Through the combination of large industrial motors, low and medium voltage drives, and industrial systems and automation, ASI provides customized solutions that meet the diverse needs of its customers.

Through the Transaction, Nidec Group aims to accelerate the global expansion of its industrial motor business by gaining sales platforms in markets where NMC currently does not have significant sales (Europe, China, India, Russia and the Middle East).  The Company seeks to increase sales through the mutual sharing of the existing brands and business relationships of NMC and ASI in the short term.  In the medium term, the Company seeks to develop new customers and markets.

Further, the Transaction is expected to enable NMC to offer a wider range of products that are currently not in NMC’s industrial motor product portfolio, such as high power output (3,730 to 35,000kW) large industrial motors, low and medium voltage drives, and industrial systems and automation, laying a foundation for NMC to position itself in the market as a solution provider with a full range of industrial motor products.

The Transaction is also expected to provide NMC with opportunities to sell its products into new industry segments as NMC seeks to expand its business outside of the core industry applications of its products, which are currently water and waste water, to metals, energy, and oil and gas, where ASI has strong market positions.

As a result of ASI becoming a group company and supplementing the business of NMC, the Company’s primary industrial motor subsidiary, the Company expects its group-wide industrial motor business to grow further.

2.

Information on ASI

(1) Company Name:

Ansaldo Sistemi Industriali S.p.A.

(2) Headquarters:

Milan, Italy

(3) Year of Establishment:

1853

(4) Principal Places of Business:

Italy (Milan, Monfalcone, Montebello and Genoa), France (Roche-La-Moliere), and Russia (Moscow)

(5) Principal Businesses:

(i) Motors, Generators and Drives Business

(ii) Industrial Systems and Automation Business

(iii) Services (Maintenance) Business

(6) Employees:

1,217

(7) Sales in Fiscal Year 2011:

€292.0 million (unaudited)

(8) Assets as of December 31, 2011 (unaudited):

Current Assets:

€469.1 million

Fixed Assets:

€56.0 million

3.

Overview of the Transaction

(1)

Consideration

The consideration for the Transaction is expected to be paid in cash.

(2)

Method of Settlement and Financing

The Company plans to use cash on hand for the Transaction.

(3)

Transaction Structure

Currently, the Company is a party to the share purchase agreement, and the Company is expected to acquire all of the outstanding shares in ASI.  The Company may, however, elect to cause a subsidiary of the Company to purchase all or a part of the outstanding shares in ASI.  The Company plans to decide on which group company will purchase the shares prior to the date of closing.

(4)

Transaction Schedule (Tentative)

The closing of the Transaction is currently expected to be completed by the end of May 2012.  The closing date may change, depending on the timing of obtaining required regulatory approvals and other factors.

4.

Information on Patriarch

(1) Name:	Patriarch Partners, LLC
(2) Address:	32 Avenue of the Americas, 17th Floor, New York, NY
(3) Representative:	Lynn Tilton (CEO)
(4) Purpose of Foundation:	Founded to acquire and invigorate undervalued iconic brands. Currently manages 76 companies across 14 industry sectors with revenues in excess of $8 billion.
(5) Founded:	2000
(6) Relationship between the Company and Patriarch:

None of the Company or its affiliated companies or persons has any investment in Patriarch.  Further, there is no capital, personnel or business relationship between the Company or its affiliated companies or persons and Patriarch (including its sponsors).

(7) HVEASI Holding, B.V.:	Dutch affiliate of Patriarch, which owns 100% of the shares in ASI

5.

Effect on Financial Performance for the Current Fiscal Year

The Company intends to make appropriate disclosure of the impact of the Transaction on the Company’s consolidated financial performance for the current fiscal year in accordance with the applicable rules of the Japanese securities exchanges once details are determined.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or expectations of the Company, its group companies or other parties.  Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties.  Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the risks to successfully completing the planned transaction, the anticipated benefits of the planned transaction not being realized, shifts in technology or user preferences for particular technologies, whether and when required regulatory approvals are obtained, and changes in economic environments.  The Company does not undertake any obligation to update the forward-looking statements contained herein or the reasons why actual results could differ from those projected in the forward-looking statements except as required by law.

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